PROGEN
                                                              INDUSTRIES LIMITED


           PROGEN EXPAND PI-88 CLINICAL DEVELOPMENT TO PROSTATE CANCER


BRISBANE, AUSTRALIA, TUESDAY AUGUST 9, 2005. Australian cancer drug development company Progen Industries Limited (ASX: PGL, NASDAQ: PGLAF) announced today the expansion of the Phase II clinical trial program of its lead anti-cancer product PI-88 into prostate cancer. The first patients will commence treatment this week at the Royal North Shore Hospital in Sydney and the Sydney Haematology and Oncology Clinics and further clinical centres around Australia will be added in the coming weeks.

This new Phase II trial, where PI-88 will be combined with the chemotherapy agent Taxotere(R) (docetaxel) from the global pharmaceutical company Sanofi-Aventis, will assess the efficacy and safety of PI-88 in 82 patients with androgen-independent prostate cancer (patients whose condition continues to worsen despite having received hormone therapy.).

Key  points:

     - The goal of combining proven therapy (Taxotere(R)) and experimental drugs such as PI-88 is to increase efficacy over Taxotere(R) when used alone in this disease.

     - Clinical trial initiated at the request of clinicians who are actively seeking to improve treatment for this type of cancer through investigation of new and novel drug combinations.

     - Recruitment is expected to be rapid due to limited available and approved treatments for patients with advanced androgen-independent prostate cancer.

     - Sanofi-Aventis will supply Taxotere(R) and financial support for the trial.

     -    Progen  will  supply  PI-88  and  trial  management  support.

Progen is conducting the trial with the support of Sanofi-Aventis. Sanofi-Aventis are providing a financial grant to the clinical investigators as well as the supply of Taxotere(R). Progen will be monitoring trial progress and providing safety reporting under the IND (Investigational New Drug) guidelines of the United States FDA (Food & Drug Administration).

Dr Brian Creese, Ph.D., Progen's Head of Clinical Development commented. "We are excited about the opportunity to investigate PI-88 in another cancer indication. The trial was instigated by clinical investigators involved in the current PI-88 lung cancer trial. It further demonstrates their enthusiasm in exploring the potential of PI-88 in a wide range of cancer indications. Investigators worked together with both Progen and Sanofi-Aventis to design the clinical protocol and we are very appreciative of their support."

Dr Gavin Marx, lead investigator on the clinical trial said. "We are looking forward to working with both Progen and Sanofi-Aventis on this trial. Treatment options for androgen-independent advanced prostate cancer have been very limited until recently. The 2004 FDA approval of Taxotere(R) for the treatment of androgen-independent metastatic prostate cancer (AIPC) on the basis of improved survival over palliative care is considered a breakthrough. The aim of this


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study  therefore is to determine if Taxotere(R) combined with PI-88 is even more effective in controlling advanced prostate cancer than by giving Taxotere(R) on its own."

In the trial program to date, PI-88 has demonstrated clinical benefit in a number of patients across several indications. In May 2005 encouraging Phase II results for PI-88 in advanced melanoma were presented at the annual meeting of the American Society of Clinical Oncology (ASCO). These data indicated that the median survival of patients with advanced melanoma on this study was 9 months. In comparison, historical data indicate that patients with advanced melanoma treated with current standard of care dacarbazine (DTIC) as a first line treatment had a median survival of 6.4 months in a Phase III trial(1).

Progen's CEO Lewis Lee added ' the enthusiasm from investigators and the encouraging data from the previous melanoma trial continue to provide us with further confidence to expand the PI-88 clinical program. The recent appointment of U.S. Burrill & Co. to expedite a partnering transaction only strengthens our resolve to ensure partnering efforts focus on maximising the potential value of PI-88 and to bring the product to market as soon as possible."

This trial in prostate cancer represents the 6th in the series of PI-88 Phase II trials which include:
-    Multiple  myeloma  (completed  August  2003)
-    Metastatic  melanoma  (single  agent  trial  -  completed  May  2005)
-    Metastatic  melanoma  (combination  with  DTIC  (dacarbazine)  -  ongoing)
- Lung cancer (non-small cell lung cancer in combination with Taxotere(R) - ongoing)
- Liver cancer (adjuvant therapy in post-resection primary liver cancer - ongoing)

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ABOUT  PI-88:  PI-88 is one of a new class of multi-targeted cancer therapeutics inhibiting both angiogenesis or tumor promoting factors such as vascular endothelial growth factor, fibroblast growth factors 1 and 2, and heparanase, an enzyme implicated in metastasis (tumor spread). PI-88 is currently being studied in Phase II clinical trials in the U.S. and Australia under an active company-sponsored Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

ABOUT PROSTATE CANCER: Prostate cancer is the most common type of cancer diagnosed in American men, other than skin cancer. The American Cancer Society estimates that there will be about 232,090 new cases of prostate cancer in the United States in the year 2005 and that about 30,350 men will die of this disease - exceeded in number only by lung cancer. Every year, around 10,000
Australian men are diagnosed with the disease and more than 2,500 die of the disease.

ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.
Progen's  three  key  areas  of  focus  are:
- CLINICAL DEVELOPMENT - via a focused clinical trial programme involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- COMMERCIAL SERVICES - manufacturing biopharmaceutical products to global standards.
KEYWORDS - Progen, cancer, melanoma, drug discovery, PI-88, angiogenesis, heparanase

____________________
(1) Middleton MR et al. Randomized Phase III Study of Temozolomide Versus Dacarbazine in the Treatment of Patients with Advanced Metastatic Melanoma, Journal of Clinical Oncology, Vol 18(1), Jan 2000. pp.158-166.


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WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:
AUSIndustry Grant offered ($3.4m)              www.progen.com.au/?page=nepress2005.html
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PI-88 Licensing - US Burrill & Co. engaged     www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Phase II melanoma combination trial launched   www.progen.com.au/?page=nepress2005.html
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Phase II melanoma results at ASCO              www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Underwriting Agreement Signed                  www.progen.com.au/?page=nepress2005.html
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Open Briefing: MD on strategy                  www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Half Year Financial Release                    www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
AGM Managing Director's Address                www.progen.com.au/?page=nepress2004.html
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PI-88 mode of action                           www.progen.com.au/?page=repi-88.html
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Progen's drug development pipeline             www.progen.com.au/?page=pihome.html
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Progen Industries Ltd                          www.progen.com.au
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PROGEN INFORMATION:
Sarah Meibusch                          Lewis Lee
Director, Business Development          Managing Director
Progen Industries Limited               Progen Industries Limited
Sarah.Meibusch@progen.com.au            Lewis.Lee@progen.com.au
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Ph:  61 7 3273 9100                     Ph: 61 7 3273 9100

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This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

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